Exhibit 99.1

News Release

Kinross announces closing of strategic investment
in Harry Winston

Toronto, Ontario, March 31, 2009 -- Kinross Gold Corporation (TSX-K; NYSE-KGC) (“Kinross”) announced today the closing of its net US$150 million strategic investment in Harry Winston Diamond Corporation (TSX-HW; NYSE-HWD) (“Harry Winston”) that was announced on March 19, 2009.

Kinross has subscribed for new partnership units representing a 22.5% interest in the limited partnership which holds Harry Winston’s 40% joint venture interest in the Diavik Diamond Mine, for a net effective subscription value of US$104.4 million. Kinross has also subscribed for 15.2 million treasury shares of Harry Winston at a price of US$3.00 per share, representing approximately 19.9% of the company’s issued equity following the transaction, for an investment of US$45.6 million.

As part of the transaction, Thomas M. Boehlert, Executive Vice President & Chief Financial Officer of Kinross, will join the Harry Winston Board of Directors.

About Kinross

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.  Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operational excellence through “The Kinross Way”; and delivering future value through profitable growth opportunities through exploration and acquisition.  Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media contact:	Investor Relations contacts:
Steve Mitchell Vice-President, Corporate Communications (416) 365-2726	Erwyn Naidoo Vice-President, Investor Relations (416) 365-2744 Lisa Doddridge Director, Investor Relations (416) 369-6480

KINROSS GOLD CORPORATION	40 King St. West, 52nd Floor	TEL: 416-365-5123
	Toronto, Ontario, Canada	FAX: 416-363-6622
	M5H 3Y2	TOLL FREE: 866-561-3636	www.kinross.com